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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003
Commission File No. 1-11284

NORANDA INC.

(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                       No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                       No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
July 31, 2003	By:	/s/ Julie Galloway
Julie Galloway — Associate General Counsel and Corporate Secretary

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NORANDA TO ISSUE APPROXIMATELY $500 MILLION OF COMMON SHARES

TORONTO, July 29, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced that it has entered into an agreement with a syndicate of underwriters for the issuance of 20 million common shares (the "Shares") at a price of $12.65 per share for total gross proceeds of approximately $253 million. Noranda has provided the underwriters with options to increase the offering by up to approximately 7.8 million common shares (the "Underwriters' Options"). As previously announced and concurrent with the issue, Brascan Corporation has agreed to purchase from Noranda, at the same price, 20 million common shares to raise further gross proceeds of approximately $253 million. Noranda has also granted Brascan Corporation the option to acquire any of the shares not acquired by the underwriters pursuant to the Underwriters' Options. Should the Underwriters' Options be exercised in full by the underwriters or Brascan, the total gross proceeds of the public offering and concurrent issue to Brascan will be approximately $604 million. The issuances are subject to receipt of all necessary regulatory approvals.

Proceeds of the issuances are expected to be used to reduce Noranda's debt and to redeem Noranda's outstanding Cumulative Preferred Shares, Series I held by Brascan Corporation, as required by the terms of those shares. Closing is expected on or about August 18, 2003.

"This offering completes an important part of the recapitalization plan we announced on July 25," stated Derek Pannell, President and CEO of Noranda Inc. "With the completion of the equity issuance, our balance sheet and liquidity will be significantly improved."

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:

Media	Investors
Helene V. Gagnon	Sharon Loung
Director, Public and Corporate Affairs	Director, Investor Relations
Tel: 514-640-2020	Tel: (416) 982-7337
gagnonh@ccr.ca	sharon.loung@toronto.norfalc.com

www.noranda.com

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SIGNATURES
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
NORANDA TO ISSUE APPROXIMATELY $500 MILLION OF COMMON SHARES